SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      SCHEDULE TO

                                    (RULE 14D-100)

               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 1) *



                     RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                     --------------------------------------------
                          (Name of Subject Company (Issuer))



                      VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
               --------------------------------------------------------
               (Names of Filing Persons (identifying status as offeror,
                               issuer or other person))


                               LIMITED PARTNERSHIP UNITS
                            ------------------------------
                            (Title of Class of Securities)


                                         None
                         -------------------------------------
                         (CUSIP Number of Class of Securities)


                            ------------------------------

                                      BOB FARAHI
                      VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                                 1175 WEST MOANA LANE
                                       SUITE 200
                                  RENO, NEVADA 89509
                                    (775) 825-3355

                            ------------------------------

                                       Copy To:
                                 DON S. HERSHMAN, ESQ.
                 MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                               200 NORTH LASALLE STREET
                                      SUITE 2100
                                CHICAGO, ILLINOIS 60601

                            ------------------------------


                               CALCULATION OF FILING FEE

        ----------------------------------------------------------------------
        Transaction Valuation*  $2,660,000          Amount of Filing Fee  $532
        ----------------------------------------------------------------------

   * For purposes of calculating the fee only. This amount assumes the purchase of 28,000 units of limited partnership interest of the subject partnership for $95 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

       [   ]  Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:           $448
                                  -------------------------------------------

Form or Registration No.:         Schedule TO
                                  -------------------------------------------

Filing Party:                     Virginia Springs Limited Liability Company
                                  -------------------------------------------

Date Filed:                       March 29, 2002
                                  -------------------------------------------

       [  ]   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ X ]  third-party tender offer subject to Rule 14d-1.
       [   ]  issuer tender offer subject to Rule 13e-4.
       [   ]  going-private transaction subject to Rule 13e-3.
       [   ]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting
the results of the tender offer: [   ]


                                TENDER OFFER STATEMENT

       This Amendment No. 1 amends the Tender Offer Statement filed on March 29, 2002 on Schedule TO of Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 29, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time (which together constitute the "Offer"). The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:


ITEM 4.  TERMS OF THE TRANSACTION.

       Item 4 is hereby amended by the following:

       The purchase price for the Units has been increased to $95 per Unit, net to the seller in cash, without interest, less any distributions paid after the date of the Offer, and prior to the expiration date of the Offer.

The termination date has been extended to June 14, 2002, unless further extended.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 7 is hereby amended by the following:

       The total amount of funds necessary to purchase the maximum number of Units sought pursuant to the Offer has been increased to $2,660,000.

ITEM 11.  ADDITIONAL INFORMATION.

       Item 11 is hereby amended to add the following:

       The information set forth in the Supplement to Offer to Purchase and the letter to limited partners attached hereto as Exhibits (a)(4) and
(a)(5) are incorporated by reference herein.


ITEM 12.  EXHIBITS.

       (a)(4)        Supplement to Offer to Purchase, dated April 24, 2002.

       (a)(5) Cover Letter, dated April 24, 2002, from the Purchaser to the Limited Partners.

                                       SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           VIRGINIA SPRINGS LIMITED LIABILITY COMPANY


                           By      /s/ Ben Farahi
                                  --------------------------
                                  Ben Farahi
                                  Manager

                           By     /s/ Bob Farahi
                                  --------------------------
                                  Bob Farahi
                                  Manager

Dated:  April 24, 2002

                                     EXHIBIT INDEX

Exhibit
No.
-------

(a)(4)        Supplement to Offer to Purchase, dated April 24, 2002.

(a)(5) Cover Letter, dated April 24, 2002, from the Purchaser to the Limited Partners.

EXHIBIT (a)(4)
--------------


                            SUPPLEMENT TO OFFER TO PURCHASE

          VIRGINIA SPRINGS LIMITED LIABILITY COMPANY IS OFFERING TO PURCHASE
                 UP TO 28,000 UNITS OF LIMITED PARTNERSHIP INTEREST IN
                     RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.,
             A DELAWARE LIMITED PARTNERSHIP, FOR $95.00 PER UNIT IN CASH.

       We will purchase up to 28,000 (approximately 15%) of the outstanding units of the limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.

       SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED MARCH 29, 2002, FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFER.

       In addition to the information set forth in the Offer to Purchase, we ask that you consider that our increased office price of $95.00 per unit is less than the estimated liquidation value of your partnership as of December 31, 2001. In addition, should you tender your units to us you will have no right to any of the proceeds of the litigation settlement described in the Offer to Purchase. However, by tendering now you obtain liquidity and avoid any further delay in the settlement process described in the Offer to Purchase. For further information regarding the pending litigation see the section of the Offer to Purchase entitled "Section 9. Certain Information Concerning Your Partnership - Litigation."

       Should this tender offer be fully subscribed, we, along with our affiliates, will control a majority of the outstanding units and, therefore, will be in a position to influence the outcome of all voting decisions with respect to your partnership, including decisions on the removal of your general partner, amendments to the partnership's limited partnership agreement, the sale of the partnership's assets and the liquidation of your partnership.

       Please be advised that we will pay for the units tendered to us within five days after the expiration date of this tender offer.

       We have been made aware that some of you may have received a flyer which attempts to outline an offer to acquire up to 4.9% of the units in your partnership. However, our offer is more beneficial to you since we will pay a higher price for your units and any and all fees or commissions if you tender your units to us, whereas the competing offer includes a $50 transfer fee and there may be other transfer costs and processing fees which could be your responsibility rather than the purchasing party. In addition, the Partnership has notified each limited partner that this purported offer does not provide the necessary disclosure with which you can make an informed decision and, therefore, it will not effect any transfers pursuant to this other offer.

       As noted in our Offer to Purchase, there are a number of conditions to our offer, including the absence of competing tender offers. However, we are waiving such condition with respect to the purported offer some of you may have received from Peachtree Partners.

       Also, the section of the Offer to Purchase entitled "Section 14. Conditions of the Offer" is amended as follows:

       "(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of your partnership, which, in our reasonable judgment is materially adverse to your partnership, or we shall have become aware of any fact that, in our reasonable judgment, does have a material adverse effect on the value of the units;" and

       "(e) your partnership shall have: (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible security; (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding units;
(iii) refinance any of your partnership's properties, other than in the ordinary course of your partnership's business and consistent with past practice; (iv) declared or paid any distribution, exclusive of the distribution of the settlement proceeds, other than in cash and consistent with past practice, on any of its partnership interests; (v) your partnership or the general partner of your partnership shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business and consistent with past practice;"

       In all other respects, such section of the Offer to Purchase remains as drafted.

       We have extended the expiration date of the offer to June 14, 2002, 12:00 p.m. midnight, New York City time, unless further extended. If you desire to accept the offer and have not yet completed the blue Letter of Transmittal previously sent to you, please complete the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Depositary.


                           The Depositary for the Offer is:

                        AMERICAN STOCK TRANSFER & TRUST COMPANY


By Mail:                                 By Overnight Courier or Hand:

American Stock Transfer                  American Stock Transfer &
& Trust Company                          Trust Company
59 Maiden Lane                           6201 15th Avenue
New York, New York 10038                 Brooklyn, New York 11219
Attn:  Reorg. Department - RAM 2         Attn:  Reorg. Department - RAM 2

By Facsimile
(718) 234-5001

       Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

                        The Information Agent for the Offer is:

                               MacKenzie Partners, Inc.
                                  105 Madison Avenue
                               New York, New York 10016

                                     800-322-2885
                                     212-929-5500

EXHIBIT (a)(5)
--------------

                      VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

                    VIRGINIA SPRINGS LIMITED LIABILITY COMPANY HAS
                         INCREASED ITS OFFER PRICE TO $95 PER
                        UNIT OF LIMITED PARTNERSHIP INTEREST OF
                     RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.


                           NEW OFFER PRICE OF $95 PER UNIT.


       We are increasing our offer price for your limited partnership interests (the "Units") in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") from $80 per Unit to $95 PER UNIT. IF IT IS LIQUIDITY YOU DESIRE, OUR OFFER PROVIDES YOU WITH THE GREATEST PURCHASE PRICE CURRENTLY BEING OFFERED.

       We are offering to acquire up to 28,000 Units (the "Offer"). The Offer is not subject to any minimum number of Units being tendered. The expiration date of the Offer has been extended to June 14, 2002, 12:00 midnight, New York City time.

       As we are increasing the offer price from $80 to $95 before the expiration date of the Offer, June 14, 2002, unless extended, this increased offer price will be paid with respect to all Units that are purchased by us pursuant to the Offer, whether or not such Units are tendered prior to or after this increase in consideration.

       YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER (which typically range between $250 and 400).

       Please refer to our Offer to Purchase dated March 29, 2002, for additional information about the Offer.

       IF YOU WOULD LIKE TO TENDER YOUR UNITS TO BE PURCHASED BY US FOR $95 PER UNIT, AND HAVE NOT YET COMPLETED THE BLUE LETTER OF TRANSMITTAL AND DELIVERED IT TO AMERICAN STOCK TRANSFER AND TRUST COMPANY (THE "DEPOSITARY"), PLEASE COMPLETE AND DELIVER IT TO THE DEPOSITARY AT THE ADDRESS LISTED THEREON IN THE ENVELOPE PREVIOUSLY PROVIDED. IF YOU COMPLETED AND DELIVERED THE BLUE LETTER OF TRANSMITTAL TO THE DEPOSITARY AND HAVE NOT WITHDRAWN SUCH TENDER, YOU DO NOT NEED TO COMPLETE ANY OTHER DOCUMENTS FOR YOUR UNITS TO BE TENDERED TO VIRGINIA SPRINGS. A COMPLETED BLUE LETTER OF TRANSMITTAL SHALL BE SUFFICIENT TO TENDER YOUR UNITS FOR PURCHASE BY VIRGINIA SPRINGS AT $95 PER UNIT.

       If you have any questions or need assistance, please call MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885.


             The Offer expires on (unless further extended) June 14, 2002.



                                  Virginia Springs Limited Liability Company


April 24, 2002